Earlyworks Co., Ltd.

June 2, 2023

VIA EDGAR

Alexandra Barone

Matthew Derby

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Earlyworks Co., Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed May 19, 2023 File No. 333-269068

Dear Ms. Barone and Mr. Derby:

Earlyworks Co., Ltd. (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 30, 2023 regarding its Amendment No. 2 to Registration Statement on Form F-1 filed on May 19, 2023 (“Amendment No. 2”). Amendment No. 3 to the Registration Statement on Form F-1 (“Amendment No. 3”) is being filed simultaneously with this response letter.

Amendment No. 2

Capitalization, page 35

1. We note that the amounts for Accumulated deficit and Total Shareholders’ Equity do not agree to the balance sheet on page F-27. We also note that the net tangible book value on page 37 appears to be inconsistent with the balance sheet. Please revise.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 35 and 37 of Amendment No. 3 accordingly.

Financial Statements

Note 2 – Summary of significant accounting policies

Convenience Translation, page F-8

2. We note that for convenience to the reader, you applied the exchange rate set forth by the Federal Reserve Board on April 30, 2022 to your annual financial statements. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing, which is October 31, 2022, or as of the most recent practicable date if materially different. Refer to Rule 3-20(b)(1) of Regulation S-X.

Response: In response to the Staff’s comment, we have revised the disclosures throughout Amendment No. 3 to apply the exchange rate as of the most recent balance sheet date included in the filing, which is October 31, 2022.

We duly noted that the company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer and Representative Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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